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Exhibit 99.1

Press release

Embargoed for publication until 09.00am on 22 April 2003

Bookham Technology adopts Agilent Technologies' new MMIC design-flow solution

Caswell, Northampton, UK—Bookham Technology plc (LSE: BHM, NASDAQ: BKHM) has migrated its MMIC model and design libraries to the latest release of Agilent Technologies' industry-leading Advanced Design System software—ADS 2003A. Under an early adopter program, Bookham has been working with Agilent to improve the finished software and to ensure a smooth transfer for its customers who will be using the new release in the near future.

"ADS is the most comprehensive suite of design-flow software available, and it's used by many of the serious MMIC designers in the world, and many are also using our foundry processes," said Ray Taylor, Business Manager, RF MMICS & Foundry Products, Bookham Technology. "It's essential for our customers' success that we provide full support for new releases of ADS from day one and to make sure that our design libraries work seamlessly with it."

"Microwave designers are the core of our business," said Joe Civello, ADS platform manager for Agilent EEsof EDA. "We are continuing to provide products and solutions that large or small companies can start and grow with, allowing them to maximize the return on their MMIC EDA investment. The early adopter program is a key part of ensuring that ADS benefits from the experience of the leading designers and foundries like Bookham, and so continues to meet their needs and those of their customers."

ADS 2003A is directly focused at MMIC design applications and offers major advances in virtually all product areas, from simulation models and foundry design kits to schematic design, simulation capabilities, data display, layout, design synchronization and verification, and support for manufacturing. As a result of these improvements, ADS now offers the most powerful front-to-back design flow for MMIC design. With its first-in-class system, circuit and EM simulation technologies, it forms an integrated design environment that is scalable, affordable and expandable Bookham has developed design kits that support schematic and layout design in ADS for their MESFET and pHEMT processes. These kits will be demonstrated at the International Microwave Symposium in Philadelphia in June 2003. The libraries are freely available on CD-ROM to customers of Bookham's MMIC foundry services.

Bookham Technology is a major player in the GaAs MMIC market. Its Caswell foundry has the longest continuous history of GaAs development in the world, going back to 1962, and has retained over 100 man-years of experience in GaAs MMIC design.

Bookham's devices span commercial professional communications applications, including aerospace and military microwave markets, in addition to radio access, point-to-point links and point-to-multipoint links, including Wireless LANs, Wireless Local Loops and Microwave Multipoint Distribution Systems.

Notes for editors

(1)    Agilent Technologies provides an overview of the Advanced Design System (ADS) 2003A at http://eesof.tm.agilent.com/products/ads2003a.html.

(2)    The IEEE International Microwave Symposium (IMS) is one of the major events for the international microwave industry. IMS 2003 will be held in Philadelphia, Pennsylvania, USA, 8-13 June 2003. Details are available at www.ims2003.org.

For further information, please contact:

Sharon Ostaszewska Bookham Technology Tel: +44 (0)1235 837612 sharon.ostaszewska@bookham.com	or	Brian Dolby/Claire Dickens GBCS Public Relations Tel: +44 (0) 115 950 8399 brian@gbcspr.com/claire@gbcspr.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of RF & optical components, modules, and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality. The company's RF and optical components, modules and subsystems are used in various applications and industries, including telecommunications, aerospace, industrial and military. In November 2002, Bookham acquired the optical components businesses from Nortel Networks. This followed the acquisition of Marconi's optical components business in February 2002. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland with offices in US, France, Italy, China and Japan, and employs approximately 2000 people worldwide.

        More information on Bookham Technology is available at www.bookham.com Bookham and ASOC are registered trademarks of Bookham Technology plc

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Bookham Technology adopts Agilent Technologies' new MMIC design-flow solution